SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________

SCHEDULE 13D

Under the Securities Act of 1934

Harmony Metals, Inc.
(Name of Issuer) COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities) 413248 10 5
(CUSIP Number) Darren Ofsink, Esq. Guzov Ofsink, LLC 900 Third Avenue, 5th Floor New York, New York 10022 Tel. No. (212) 371-8008
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) December 30, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [     ]

Note.   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of  1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 413248 10 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jay Elliot
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO/ PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,327,585
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,327,585
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,327,585
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.35%
14	TYPE OF REPORTING PERSON IN

Page 2 of 6 Pages

CUSIP No. 413248 10 5

Item 1.  Security and Issuer.

The class of equity securities to which this Schedule 13D (the “Statement”) relates is the common stock, $.001 par value per share (the “Common Stock”) of Harmony Metals, Inc. (the “Issuer”).

The Issuer is a Florida corporation and its principal executive office is located at 315 University Avenue, Los Gatos, California 95030.

Item 2.  Identity and Background.

(a)           The name of the person filing this statement is Jay Elliot, hereinafter referred to as the “Reporting Person.”

(b)           The address of the Reporting Person is 315 University Avenue, Los Gatos, California 95030.

(c)           The Reporting Person’s present occupation is Chief Executive Officer, President and director of the Issuer. The Principal business of the Issuer is software application development. The principal business address of the Issuer is 315 University Avenue,  Los Gatos, California 95030.

(d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

(f)           The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Person acquired 2,327,585 shares of Common Stock as a result of the share exchange that was consummated on December 30, 2011 by and among stockholders of the Issuer, Nuvel Inc., a Delaware corporation (“Nuvel”) and stockholders of Nuvel (the “Share Exchange”).

Item 4.  Purpose of Transaction.

The Reporting Person acquired 2,327,585 shares of Common Stock as a result of the Share Exchange as described in Item 3 herein. The Share Exchange resulted in the Issuer acquiring 100% ownership interests of Nuvel, Nuvel becoming a wholly-owned subsidiary of the Issuer, and stockholders of Nuvel becoming stockholders of the Issuer.

Page 3 of 6 Pages

CUSIP No. 413248 10 5

The Reporting Person has no plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

             The Reporting Persons reserves the right from time to time to acquire or dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.  Interest in Securities of the Issuer.

(a), (b)  As of the date hereof, the Reporting Person beneficially owns a total of 2,327,585 shares of the Issuer’s Common Stock which represents approximately 26.35% of the Issuer’s outstanding Common Stock.

Page 4 of 6 Pages

CUSIP No. 413248 10 5

(c)  Except as described in Items 3 and 4 of this report on Schedule 13D, no transactions in the Common Stock were effected during the past sixty days by the Reporting Person.

(d)  Not applicable.

(e)   Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

2,327,585 shares of Common Stock owned by the Reporting Person are subject to certain lockup agreement between the Issuer and the Reporting Person, dated December 30, 2011.

Except for the foregoing, to the knowledge of the Reporting Person there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

1.	Share Exchange Agreement, dated as of December 30, 2011 by and among the Issuer, Nuvel and Nuvel Shareholders.*
2.	Lockup Agreement by and between the Issuer and the Reporting Person, dated as of December 30, 2011.
__________
* Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report of Form 8-K, filed with the SEC on January 6, 2012.

Page 5 of 6 Pages

CUSIP No. 413248 10 5

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Date:           January 26, 2012

/s/        Jay Elliot
Name:  Jay Elliot

Page 6 of 6 Pages